PART II

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this annual report on Form 1-K (the “Annual Report”), that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Business

Overview

UC Asset LP is a limited partnership formed on February 01, 2016 under the laws of the State of Delaware. We invest in real estate for development and redevelopment in the Atlanta and Dallas areas. Our principal office address is 2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341.

Our partnership is managed by our general partner, UCF Asset LLC under the terms of our partnership’s Limited Partnership Agreement. Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC acting as general partner has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016 under the law of the State of Georgia. The principal office of our general partner is the same to that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with a 90% interest and Gregory Bankston with a 10% interest. Larry Wu is the member of majority interest of our general partner. Gregory Bankston is the managing member of our general partner.

UCF Asset LLC does not conduct any business activities other than management of our partnership.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

By and of the date of December 31, 2018, our partnership’s investments primarily consist of ownership interests in residential properties for redevelopment in the Atlanta metropolitan area and land for development in the Dallas metropolitan area.

Residential Investment and Redevelopment in Metropolitan Atlanta

We acquire and redevelop residential real estate properties in the northern area of metropolitan Atlanta, mostly in suburban regions north to downtown Atlanta, known as Brookhaven, Dunwoody and Marietta, and in downtown Atlanta. Atlanta is the ninth largest metropolitan area in the United States.

Our properties in metropolitan Atlanta are acquired and owned through our wholly-owned investee Atlanta Landsight LLC, which is a Georgia limited liability company.

Upon acquisition of a property, we make improvements intended to increase its value before putting it back on the market for sale. Depending on the condition of a property, the improvements may be renovation, remodeling, or a complete tear-down and rebuild of the residential home. After improvements, we may sell the completed project immediately if we believe the submarket has reached its short-term peak; or, we may rent it out for a period, usually12 months, if we believe that the submarket has potential of appreciation in the coming year.

For more information about the real estate market in Metro Atlanta area and some of its submarkets, we have provided a market update titled Atlanta Market Update: Winter 2019, which is included to this Annual Report as Exhibit 12.1.

Renovation

Renovating a property usually includes optimizing spaces, fixing or replacing water, power and HVAC equipment, installing new flooring, upgrading the kitchen and bathrooms, installing new appliances, and/or painting of interior and exterior walls. Renovation can be a relatively low-cost method to improve the value of a property.

For the annual year of 2018, our partnership had completed 3 renovated residential projects in the Atlanta metropolitan area. 3 of them were sold.

Remodeling

A remodeled property may include most renovation described above but also changes to the structure, usually by adding more space and altering floor plans. Remodeling will usually cost more than renovation but less than rebuilding, and its ROI will usually be higher than renovation but lower than rebuilding.

 For the annual year of 2018, our partnership had completed 0 remodeled residential projects in the Atlanta metropolitan area.

Rebuilding

If the condition of a property is too deteriorated to be cost-effectively fixed or repaired, it may be a candidate to tear down and rebuild. When choosing properties to rebuild, we prefer those in a neighborhood where other active rebuilding projects have taken place and completed rebuilt properties have been sold.

For the annual year of 2018, our partnership had completed 1 rebuilding projects in the Atlanta metropolitan area, which has been listed for sale by December 2018. It was under contract by February 2019.

* * *

As of December 31, 2018, our partnership owned fourteen residential properties in metro Atlanta. See the “Description of Properties” section in this Annual Report.

Of these fourteen properties, six have completed redevelopment and are listed for sale or are rent out. The total listed price is approximately $4.6 million. After subtraction of projected commissions, fees and other sales expenses, the net market value of those properties is assessed at approximately $4.16 million in total, as of December 31, 2018.

Four properties are currently under redevelopment with an aggregate historical cost (including purchase and redevelopment and other direct costs, excluding overheads) of approximately $1.76million, and an assessed total net value of approximately $2.24 million, by and of December 31, 2018. This assessed net value has already excluded projected costs to complete redevelopment of these properties. It has also excluded projected taxes, commissions and other direct costs which will occur when we sell those properties. The difference between the historical cost and assessed net value of a property reflects the market value increase, which will mostly come from improvements we have done and will do on a property.

Two properties were recently acquired before December 31, 2018, for an aggregate purchase price of approximately $127 thousand, plus other cost of $2.5 thousand.

Two properties were acquired in the year of 2018 with sell-back options which, if executed, will generate 10%-18% return on investments. These properties were acquired for approximately $618 thousand. They were assessed as having a total net value of $676 thousand as of the date of December 31, 2018.

The total net market value of the properties we owned in metro Atlanta was approximately $7.11 million as of the date of December 31, 2018.

As of December 31, 2018, our property value in Atlanta area is decided by our management utilizing a related party. However, the methods used by the management, as well as the results, have been reviewed and approved by an independent and licensed third party. The third party that reviewed this valuation is Gordon Waters from Virtual Properties Realty.

Farmland Investment and Development in Metropolitan Dallas

In September 2016, we invested in a 72.53-acre farmland located within the township of Farmersville, Texas, in Collin County in the northeast quadrant of the Dallas metropolitan area. The property was acquired and is held under a Texas limited liability company, UCF Development LLC. Near the time of our acquisition of the property, 24% of UCF Development LLC was sold to an unaffiliated third party for $175,094.10. Our partnership owned the remaining 76% of UCF Development LLC.

In February 2018, our partnership purchased back the remaining 24% of UCF Development LLC in exchange for $200,000 cash. Our partnership now owns 100% of UCF Development LLC.

The purchase price in September 2016 for the Farmersville property was $805,216. The total historical cost for us on this property (including commissions, taxes, consulting fees etc.) was approximately $842,000, by December 31, 2018.

As of December 31, 2018, the value of our Farmersville, TX property is solely based on the valuation by independent and licensed third parties. An appraisal report valued the property at $905,000 as of December 14, 2016. A second and most up-to-date appraisal report valued the property at $980,000.00 as of February 10, 2019. This up-to-date report was provided by Michelle Godwin from Valuright Appraisal, Inc.

Our goal is to develop the Farmersville property into a high-end residential community of approximately 40 to 45 high-end residential homes. We have hired a local engineering company to work on concept plans of development. By the date of December 31, 2018, two variants of conceptual plans have been created, reviewed and revised for multiple rounds. Based on those conceptual plans, the property will be developed into 43-44 lots of the size of one acre minimum.

The Farmersville property is not currently zoned for residential use. Rezoning the property to residential use requires the submission of a formal application to the City of Farmersville. We have not yet started the application process.

On November 15, 2018, our representatives had a meeting with the City Manager, the Assistant to the City Manager, and the City’s consulting engineer of Farmersville. The meeting addressed issues regarding the property including to acquire off-site easements for the water line extension to the property. It is possible that our company will get pro rata reimbursement for the water line extension as other developments tie into it.  The meeting also addressed the prospect of annexing our property into the City and zoning it for estate lots.

Projected sale price of high-end residential homes as what we plan to build may range between $400,000 and $700,000. This would represent a total potential market value after development between $17 million and $30 million. This is lower that our previous projection of from $25 million to $50 million in our Offering Circular. Meanwhile, our projected development cost decreases accordingly. As of the date of December 31, 2018, we projected the total development cost for the Farmersville property may range between $12 million to $22 million, lower than the previous projection of between $15 million to $35 million in our Offering Circular.

We plan to use approximately $1 million from the proceeds of our IPO to develop the Farmersville property in the next 12 months. We still lack the capital to fully develop it into a residential community. As a result, in addition to seeking financing options, we plan to engage co-developers to partner with us in developing the Farmersville property.

Other Residential Property Investments

Through Atlanta Landsight LLC, we also acquired a property in Greensboro, NC. This property is acquired with a lease-sell contract which will yield approximately 10% per annum return on equity. This is a one-time contingent opportunity and does not represent any change of our investment strategy which focuses on metro Atlanta and Dallas.

Debt Investments

We have made a limited number of debt investments from time to time in high-yield promissory notes or private loans to related parties. As of December 31, 2018, all debt investments have been repaid.

Employees

Operational services for our partnership are provided by our general partner. In addition to the managing member, our general partner employs two persons on a part-time basis. The member of majority interest of our general partner also contributes his time and services to our general partner. We also utilize the services of contractors and subcontractors in connection with real estate developments.

DESCRIPTION OF PROPERTies

As of December 31, 2017, we had portfolio investments in thirteen properties in the Atlanta area, one in the Dallas area, and one in the Greensboro area.

Location	Acquisition Date	Acquisition Cost (including fees, commissions and other costs) (in thousands)	Development Plan
1989 Chesterfield Drive NE, Atlanta GA	July 2016	286	Remodel

1433 Oconee Pass NE, Atlanta GA	February 2017	357	Rebuild

3871 Valley Green, Marietta GA	February 2017	317	Remodel

2198 Starcross Court, Dunwoody GA	April 2017	301	Renovation

1745 Tamworth Court, Dunwoody GA	May 2017	437	Rebuild

8160 Habersham Waters Road, Atlanta GA	May 2017	496	Renovation

3544 North Peachtree Court, Dunwoody GA	May 2017	359	Remodel

750 Summit Terrace, Marietta GA	June 2017	401	Rebuild

4101 Shawnee Lane NE, Brookhaven GA	September 2017	354	Rebuild

6562 Cherry Tree NE, Atlanta GA	October 2017	365	Renovation

1301 Hobbs Road, Greensboro NC	June 2018	450	Lease-Sell Contract

104 Mill Pond Road, Roswell, GA	October 2018	169	Lease-Sell Contract

554 Elbridge Lane, Atlanta GA	October 2018	82	TBD

954 Parsons Street SW, Atlanta GA	December 2018	42	TBD

1584 CR 613, Farmersville TX	September 2016	842	Land Development

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a limited partnership engaged in the redevelopment and development of real estate properties in metropolitan Atlanta and Dallas. Our general partner is UCF Asset LLC.

Since its incorporation, the Company has grown its net equity from $2.25 million as of the date of March 01, 2016, to $8.35 million as of the date of December 31, 2018.

Net equity per share as grown from $1.156/per share as of the date of March 01, 2016, to $1.482/per share as of December 31, 2018. The following chart shows the change of net equity per share during this period:

Period end	Net Equity per Unit
Inception, March 1, 2016 - unaudited	$1.156
June 30, 2016 - unaudited	$1.041
December 31, 2016	$1.332
June 30, 2017 - unaudited	$1.497
December 31, 2017	$1.560
June 30, 2018 - unaudited	$1.513
December 31, 2018	$1.482

Table I: Net equity per share of UC Asset LP, between March 01, 2016 to December 31, 2018.

Operating Results

Year Ended December 31, 2017

During the year ended December 31, 2017, we invested an additional $5,913,254 into our portfolio investments:

●	$5,813,254 into Atlanta Landsight LLC
●	$100,000 in one note receivable

The investment in a note receivable consisted of funds advanced to a builder as part of one of our redevelopment projects. We received an additional return of investment of $2,240,000 during this period from Atlanta Landsight LLC.

Our unrealized gains during this period from our portfolio investments totaled $873,801:

●	$873,513 from Atlanta Landsight LLC
●	$0 from UCF Development LLC
●	$288 from three notes receivable

Atlanta Landsight LLC purchased eleven properties for renovation and sold six properties during this period. Atlanta Landsight LLC had $2,882 of realized loss and $876,395 of unrealized gains. We recorded this gain as a combined unrealized gain of $873,513 for the period. UCF Development LLC had no activity and no unrealized gain or loss during this period. In addition, our unrealized gains during this period included accrued but unpaid interest.

Our operational expenses were $251,871 during this period, consisting principally of management fees paid to our general partner, and professional fees.

During the year ended December 31, 2017, we recorded a net increase in net assets of $631,061.

Year Ended December 31, 2018

During the year ended December 31, 2018, we invested an additional $1,866,982 into our portfolio investments:

●	$1,666,982 into Atlanta Landsight LLC
●	$200,000 into UCF Development LLC

We received an additional return of investment of $1,193,492 during this period from Atlanta Landsight LLC.

Our unrealized losses during this period from our portfolio investments totaled $25,292:

●	$79,239 loss from Atlanta Landsight LLC
●	$53,647 gain from UCF Development LLC

Atlanta Landsight LLC purchased two properties for renovation and sold three properties during this period. Atlanta Landsight LLC had $108,869 of realized gain and $57,286 of unrealized gains. We recorded this gain as a combined unrealized loss of $79,239 for the period. UCF Development LLC had $188,108 unrealized loss during this period. In addition, our unrealized gains during this period included accrued but unpaid interest.

Our operational expenses were $241,089 during this period, consisting principally management fees paid to our general partner, and professional fees.

During the year ended December 31, 2018, we recorded a net decrease in net assets of $261,487.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through the issuance of limited partner interests to raise capital. Prior to our initial public offering (IPO) in 2018, we have conducted three private placements of limited partner interests in March 2016, October 2016, and April 2017. We have raised a total of $6,900,000 from these placements. Prior to our public offering, there were 42 limited partners in our partnership.

In January 2018, we made our first public filing of Offering Circular of our IPO to SEC for qualification. This original Offering Circular intended to raise capital of a minimum of $6 million and a maximum of $12 million.

In the Plan of Distribution of our Offering Circular, it was disclosed that “Common units will be offered and sold primarily to Chinese investors”. Therefore, our IPO was exposed to risks in association with a worsen relation between the U.S. and China. We disclosed this in the “Risk Factor” part of our Offering Circular as below:

“If relations between the United States and China worsen, investors may be unwilling to hold or buy our common units and the market price of our common units may decrease.

“A significant number of our common units are and will be owned by Chinese individuals. At various times during recent years, the U.S. and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the U.S. and China, whether or not directly related to our business, could reduce the price of our common units.”

However, it was beyond Management’s reasonable expectation that economic ties between the U.S. and China would experience a fast downturn in the first quarter of 2018. The U.S. imposes a 25 percent tariff on all steel imports and a 10 percent tariff on all aluminum imports including those from China, on March 23. And China was quick to counter by imposing tariffs (ranging 15-25 percent) on 128 products (worth US$3 billion) including fruit, wine, seamless steel pipes, pork and recycled aluminum in retaliation to the US. Meanwhile, Chinese government tightened its policy regarding outflow of Chinese investments into the U.S.

The demand for our IPO substantially decreased in this period since conducting our first market research in November 2017 through April 2018. With consideration of decreased demand and other regulatory concerns, we changed our Offering Circular in April, 2018, and decreased the size of our IPO to a minimum of $3 million and maximum of $6 million.

On June 13, 2018, our Offering Circular for Initial Public Offering was qualified by the U.S. However, in the following months, the tension of trade disputes between the U.S. and China kept rising. During this period, a series of negative comments spread by a third party, against whom we have filed a charge of defamation in a Chinese court, may also decrease the demand to our offering. By August 2018, it was clear that we would not be able to raise a minimum of $3 million. We made another change to our Offering Circular and reduced the fundraising target to a minimum of $1.43 million and a maximum of $2.85 million.

Our IPO was closed on October 12, 2018. The gross amount of raised capital was $1.45 million, which is less than 25% of the original minimum amount we had set for our IPO. We have a total number of 80 limited partners after the IPO.

Due to this major change of business environment that is beyond our control and beyond our reasonable expectation, the capital we were able to raise through our IPO fell dramatically short than our original plan, and the closing of our IPO was several months later than our expectation. Therefore, the Company was forced to adjust its operating plans. A direct impact was on the 73-acre land in Farmersville (northern Dallas), Texas, of which a full development will require $12 million to $22 million. The Company has changed its operating plan and will only conduct first phase development in the next 12 months. The Company plans to spend up to $1 million on the first phase development of the TX property.

Our investment plan in Metro Atlanta area was also downsized due to less availability of capital. During the year of 2018, Atlanta Landsight LLC purchased four properties for renovation and sold three properties. In comparison, it purchased eleven properties for renovation and sold six properties during the year of 2017.

Atlanta Landsight has a construction loan allowance of $510,500 from a local bank. As of December 31, 2018, we have drawn $90,220 from this loan allowance, which represents all our outstanding debt. The Partnership’s debt to net equity ratio is 1.08%, as of December 31, 2018.

After adjustment of our investment and operating plan, we believe our available capital, including net proceeds from our IPO, construction loan allowance from the local bank, together with our existing cash and cash equivalents, will be sufficient to fund our operating plan through at least the next twelve months. However, our operating plan may change due to many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Further, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Additional financing may result in dilution to limited partners, imposition of debt covenants and repayment obligations or other restrictions that may affect our business.

Anti-dilution Clause: However, Section 4.01(a) of our Limited Partnership Agreement contains an anti-dilution clause which offers protection to the interest of current investors when additional units or derivative units of our Company will be offered for the purpose of additional financing. Concerned content of this clause reads as follows:

“…. provided that i) any Common Units shall not be offered at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the offering of such Common Unit; and ii) any Units or Derivative Units, if convertible into Common Units, the conversion price shall not be set or calculated at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the date when such Units or Derivative Units were issued. The foregoing conditions i) and ii) may be waived for any offering if the General Partner has received the approval of a Unit Majority prior to such offering.”

Cash Flows

The following table shows a summary of cash flows for the periods set forth below:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Net cash used in operating activities	$(338,682)	$(254,953)
Net cash used in investing activities	$(715,629)	$(3,479,314)
Net cash provided by financing activities	$1,010,975	$2,651,484
Cash at beginning of period	$178,689	$1,261,472
Cash at end of period	$135,353	$178,689

Net Cash Used in Operating Activities

For the year ended December 31, 2017, net cash used in operating activities was primarily the result of $31,424 in net increase in prepaid expenses and $14,009 in accrued expenses, reduced by $873,801 in net unrealized gains on our investments in Atlanta Landsight LLC and UCF Development LLC.

For the year ended December 31, 2018, net cash used in operating activities was primarily the result of $18,401 in prepaid expenses and $100,902 in accrued expenses, increased by $25,592 in net unrealized loss on our investments in Atlanta Landsight LLC and UCF Development LLC.

Net Cash Used in Investing Activities

For the year ended December 31, 2017, net cash used in investing activities was primarily the result of $5.5 million in investments in Atlanta Landsight LLC and UCF Development LLC and $0.1 million in portfolio loans, reduced by $1.9 million in repayments due to those portfolio properties and $0.16 million repayment of portfolio loans.

For the year ended December 31, 2018, net cash used in investing activities was primarily the result of $1.9 million in investments in Atlanta Landsight LLC and UCF Development LLC, reduced by $1.2 million in repayments due to those portfolio properties.

Net Cash Provided by Financing Activities

For the year ended December 31, 2017, net cash provided by financing activities was primarily due to gross proceeds of $2.6 million in contributions by limited partners in a private placement in April 2017.

For the year ended December 31, 2018, net cash provided by financing activities was primarily due to net proceeds of $1.1 million in contributions by limited partners in an IPO in closed in October 2018.

 Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. Management fees for the periods ended December 31, 2017 and 2018 was $142,731 and $155,221, respectively.

In addition, we lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta. Rent was paid monthly at $1,976.22 through November 1, 2018, and increased to $2,035 for the next twelve months. Pursuant to the terms of the lease, we have provided a deposit of $2,189 to the lessor.

Trend information

The following discussion covers some significant trends happened in our industry or to the macro economy, since the last fiscal year, which had impacts on our operation. It also covers known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operation for the current fiscal year of 2019.

Trends of local markets in Metro Atlanta

For the year of 2018, we have observed the following trends from public available sources:

●	Atlanta home prices steadily on the rise quarter after quarter, up 5.8% year-over-year; median home prices have increased 5.7% since 3Q2017 (Source: S&P CoreLogic Case-Shiller Indices);
●	Home prices dropped slightly in last half of 2018 as a market correction but are slowly on the rise once again;
●	Median price per square foot rose to $190, up 5.6% since 3Q2017 (Source: FMLS) ;
●	Atlanta housing inventory continues to shrink; still a seller’s market;
●	“Amazon Effect” (up until November, Atlanta one of top contenders in Amazon HQ2 selection) a key contributor to home-price uptick, due to the infrastructure and tax changes enacted in effort to attract the e-commerce giant;
●	Abundance of tech opportunities attract high-earning top talent, most of whom are seeking to purchase high-end homes intown rather than suburbs;
●	Majority of new construction tailored to high-end buyers; and
●	Sale prices continue to outpace rise in construction costs.

For the current year of 2019, we have observed the following projection and/or prediction of following trends, form public available sources:

●	Atlanta housing market likely to remain competitive in 2019 with no “cooling” trend for prices;
●	Industry experts agree that Atlanta is not in a housing bubble despite the steady growth;
●	Lingering “Amazon Effect” most likely to push Atlanta home prices to fourth highest in the country for 2019;
●	Recent increases in mortgage rates show minimal effect on buyers, as rates continue to stand at a historical low comparative to prior years.

For more discussion on the trends of local markets (and submarkets), and more information about the public available sources from which we acquired those observations, please refer to the Market Update published by our Company, included to this Annual Report as Exhibit 12.1.

Trends of “trade war” between the U.S. and China

Economic ties between the U.S. and China experienced a fast downturn in the first quarter of 2018. Several rounds of tariffs and retaliating tariffs were imposed by both governments which impacted thousands of billions dollar of trades between the two countries. The trade dispute, or, “trade war” as it was commonly called, didn’t have direct impact on our operation which concentrates 100% on local markets. However, it raised concerns among Chinese investors on their investments in the U.S., which were worsened as Chinese government tightened its policy regarding outflow of Chinese investments into the U.S. In general, Chinese were net buyers of $2.63 billion of U.S. real estate in 2018, the lowest total in six years (Source: Wall Street Journal, and Real Capital). Home purchases by Chinese in the U.S. tumbled 4% from April 2017 to March 2018 compared with the same period a year earlier, according to the most recently available data from the National Association of Realtors.

This has had substantial negative impacts on our financing efforts, because the majority of our current investors are Chinese, and Chinese investors have been the major pool for our capital-raising efforts. Our IPO in 2018 raised approximately $1.45 million, which was 75% less than the minimum amount we expected in the end of the year 2017.

However, the leaders of the two countries reached a temporary truce on December 2, 2018, which froze the “trade war” for 90 days. The two governments are currently engaging into negotiations. If a permanent agreement will be reached, it will likely have positive impacts on our financing, for the year of 2019.

The trade dispute and its resolution in 2018 between U.S. and Canada

Another incident that had impacts on our business operation was the trade dispute between U.S. and Canada. In December 2017, the United States Department of Commerce implemented a punitive tariff on soft lumber imports from Canada. This trade dispute, along with other disputes between the U.S. and Canada, including the threatened withdrawal of the U.S. from NAFTA (North American Free Trade Agreement), caused a significant rise of prices of soft lumber as well as various other construction materials on U.S. market in the first half of 2018. It led to increased construction costs, which decreased the profitability of our property improvement business.

The U.S., Canada and Mexico reached a new deal, i.e. USMCA (US-Mexico-Canada Agreement), at the end of September 2018. We project that construction cost will return to a manageable level as soon as Spring 2019. Accordingly, we have adjusted our projected costs for the fiscal year of 2019 to reflect a more optimistic prospect.

Item 3. Directors and Officers

The operation of our partnership is managed by our general partner. We do not have any directors, officers, or significant employees. The following are key members of our general partner and their respective ages and positions as of December 31, 2018. As the member of majority interest of our general partner, Dr. Wu contributes his time and services to our general partner as an owner rather than an employee.

Name	Position	Age	Since
Gregory Bankston	Managing Member	46	formation in January 2016
“Larry” Xianghong Wu	Member of Majority Interest	49	formation in January 2016

Mr. Gregory Bankston has served as managing member of UCF Asset LLC since its formation in January 2016. Between 2013 and 2016, he founded and operated Real Estate Butlers. Prior to then, he was a co-owner of Bankston Brokers, formerly known as Bankston Realty, since 2010. Mr. Bankston is a member of Atlanta Board of Realtors, the Georgia Association of Realtors, and the National Association of Realtors.

Dr. “Larry” Xianghong Wu has been the member of majority interest of UCF Asset LLC since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion from 2011. Prior to then, he worked at Cisco Systems, Inc. between 2009 and 2011 as a vice president in charge of Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government and officials. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any affiliate and, in the general partner’s sole discretion, admit the affiliate as an additional or substitute general partner.

MANAGEMENT COMPENSATION

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any directors or officers who receive compensation.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the periods ended December 31, 2017 and 2018 was $142,731 and $155,221, respectively.

In addition to the management fee, we reimburse the general partner for standard expenses of managing our partnership in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees and costs.

Item 4. Security Ownership of Management and Certain Securityholders

No person to our knowledge beneficially owns more than 10% of our common units. Neither the managing member nor the member of majority interest of our general partner beneficially owns any of our common units.

Item 5. Interest of Management and Others in Certain Transactions

We utilize the real estate brokerage services of Liz Bankston of Bankston Brokers to acquire and sell properties in the Atlanta area. Mrs. Bankston is the wife of Gregory Bankston, the managing member of our general partner. Our work relation with Liz Bankston is not exclusive, and we have worked with other brokers from time to time. In 2018, we paid Mrs. Bankston approximately $60,000 as commissions for acting as broker in connection with six real estate transactions. We believe the commissions are paid at or less than a standard market rate.

Except as noted immediately above and other than fees and expenses we have paid and will pay to our general partner as described in the “Management Compensation” section of this Annual Report, there are no transactions or currently proposed transactions since our inception to which we were or will be a participant and the amount involved exceeded or will exceed the lesser of $120,000 or 1% of our total assets, and in which any member of our general partner or 10% beneficial owner, promoter (or immediate family member of the foregoing persons) of our partnership had or will have a direct or indirect material interest.

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Partners

UC Asset, LP

Atlanta, Georgia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of UC Asset, LP (the “Partnership”) at December 31, 2018 and 2017, and the related statements of changes in net assets, partners’ equity, and cash flows for the year ended December 31, 2018 and 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2018 and 2017, and the results of its operations and its cash flows for the years ended December 31, 2018 and 2017, in conformity with accounting principles generally accepted in the United States of America.

Emphasis-of-a-matter

As discussed in Note 2, the financial statements include investments valued at approximately $8,228,000 and $7,533,000 at December 31, 2018 and 2017, representing approximately 98.5% of partners’ capital, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. We have reviewed the procedures used by the General Partner in arriving at its estimate of value of such investments and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for these investments existed, and the differences could be material. Our opinion is not modified with respect to that matter.

Basis for Opinion

These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Daszkal Bolton LLP

We have served as the Partnership’s auditor since 2017.

Fort Lauderdale, Florida
April 29, 2019

UC ASSET, LP

Balance Sheets

December 31,

	2018	2017
ASSETS
Portfolio investments (Note 3)	$8,227,738	$7,532,507
Property and equipment and other assets, net	34,047	37,356
Cash and cash equivalents	135,353	178,689
Total Assets	$8,397,138	$7,748,552

LIABILITIES AND PARTNERS’ CAPITAL
Accrued expenses	$45,098	$146,000
Partners capital, 5,635,303 and 4,872,654 units issued and outstanding	8,352,040	7,602,552
Total Liabilities and Partners’ Capital	$8,397,138	$7,748,552

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

Statements of Changes in Net Assets

Year ended December 31,

	2018	2017
INCOME
Interest income	$5,194	$9,131
Total income	5,194	9,131

OPERATING EXPENSES
Management fees	155,221	142,731
Professional fees and other expenses	83,645	107,238
Depreciation	2,223	1,902
Total operating expenses	241,089	251,871

Net investment loss before unrealized (losses) gains	(235,895)	(242,740)
Unrealized (loss) gain on investments	(25,592)	873,801

Net investment (loss) income	$(261,487)	$631,061

Net (decrease) increase in net assets from operations	$(261,487)	$631,061

Net increase in net assets per unit	$(0.05)	$0.14
Weighted average units outstanding	5,000,111	4,367,552

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

Statement of Partners’ Capital

	Limited Partners Units	Limited Partners Amount	General Partner	General Partner Advances	Total Partners’ Capital
BALANCE, January 1, 2017	3,321,424	$4,486,529	$-	$(60,951)	$4,425,578

Contributions	1,551,230	2,649,876	-	-	2,649,876
Distributions	-	(23,704)	-	-	(23,704)
Advances to general partner, net of repayments	-	-	-	(80,259)	(80,259)
Net change in net assets from operations	-	631,061	-	-	631,061

BALANCE, December 31, 2017	4,872,654	7,743,762	-	(141,210)	7,602,552

Contributions	762,649	1,106,128	-	-	1,106,128
Distributions	-	(236,363)	-	-	(236,363)
Net settlement of advances to general partner	-	-	-	141,210	141,210
Net change in net assets from operations	-	(261,487)	-	-	(261,487)

BALANCE, December 31, 2018	5,635,303	$8,352,040	$-	$-	$8,352,040

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

Statements of Cash Flows

Year ended December 31,

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (decrease) increase in net assets from operations	$(261,487)	$631,061
Adjustments to reconcile net (decrease) increase in net assets from operations to net cash used by operating activities:
Net unrealized losses (gains) on portfolio investments	25,592	(873,801)
Amortization of prepaid expense and deferred rent	15,560	3,600
Depreciation and amortization	2,223	1,902
Changes in working capital items
Deposits	(1,267)	(300)
Prepaid expense	(18,401)	(31,424)
Accrued expenses	(100,902)	14,009
Net cash used in operating activities	(338,682)	(254,953)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio partnerships	(1,866,982)	(5,473,255)
Investments in portfolio loans	-	(100,000)
Repayment of investments in portfolio partnerships	1,151,353	1,940,000
Repayments of portfolio loans	-	159,083
Purchase of fixed assets	-	(5,142)
Net cash used in investing activities	(715,629)	(3,479,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from partners	1,106,128	2,649,876
Distributions to partners	(236,363)	(23,704)
Settlement of advances to general partner	141,210	25,312

Net cash provided in financing activities	1,010,975	2,651,484

Net decrease in cash and cash equivalents	(43,336)	(1,082,783)

CASH and cash equivalents, beginning of period	178,689	1,261,472

CASH and cash equivalents, end of period	$135,353	$178,689

Non-Cash Financing Activities:
Advance on behalf of general partner accrued	$-	$105,571

The accompanying notes are an integral part of the financial statements

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the APartnership@) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value measurements

The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management=s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) Fair value measurements, continued

The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(d) Cash and equivalents

The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(e) Investments

The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The estimated fair value of investments in limited liability companies as determined by the General Partner was $8,227,738 and $7,489,552 representing 98.51% of partners’ capital at both December 31, 2018 and December 31, 2017, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, the General Partner=s determination of values may differ significantly from values that would have been realized had a ready market for the investments existed, and the differences could be material. See Note 3.

(f) Federal Income taxes

As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(g) Income

Interest income from portfolio investments is recorded as interest as accrued.

(h) Recent Accounting Pronouncements

Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents

The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments

The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk. At December 31, 2018, there were no remaining short-term loans.

(c) Portfolio Investments

The portfolio investments consist of member equity interests which are not publicly traded. The General Partner uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

The fair values of the investee entity=s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors. Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP’s operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP’s properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

Changes in economic factors, consumer demand and market conditions, among other things, could

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

Materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

The following tables present the fair values of assets and liabilities measured on a recurring basis:

At December 31, 2018		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$7,238,620	$-	$-	$7,238,620

UCF Development, LLC	989,118	-	-	989,118

Short term loans	-	-	-	-

Total Assets	$8,227,738	$0	$0	$8,227,738

At December 31, 2017		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$6,754,081	$-	$-	$6,754,081

UCF Development, LLC	735,471	-	-	735,471

Short term loans	42,955	-	-	42,955

Total Assets	$7,532,507	$-	$-	$7,532,507

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee=s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee=s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

The following table presents the changes in Level 3 instruments measured on a recurring basis:

Year Ended December 31, 2018	Portfolio Investments
January 1, 2018	$7,532,507
Total gains or losses (realized/unrealized):
Included in earnings	(25,592)
Included in other comprehensive income	-
Purchases, issuance and settlements	720,823
Transfers in/out of Level 3	-

December 31, 2018	$8,227,738

Year Ended December 31, 2017	Portfolio Investments
January 1, 2017	$3,184,535
Total gains or losses (realized/unrealized):
Included in earnings	882,932
Included in other comprehensive income	-
Purchases, issuance and settlements	3,465,040
Transfers in/out of Level 3	-

December 31, 2017	$7,532,507

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash

Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Partnership=s cash balance was not in excess of FDIC insured limits at December 31, 2018 and 2017.

NOTE 5 - CAPITAL

The Partnerships capital structure consists of one General Partner and 80 limited partners. The Partnerships total contributed capital is $8,006,004 and $6,899,876 at December 31, 2018 and 2017, respectively. The limited partner units are 5,635,303 and 4,872,654 at December 31, 2018 and 2017, respectively.

a) Distributions

Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement. During 2017 an advance to the general partner of $105,571 was accrued. During 2018 the remaining balance of advance to the general partner of $141,210 was closed to Partners capital as these advances were costs directly related to the initial public offering conducted during 2018.

During 2017, the Partnership made distributions of $23,704 on behalf of the partners in the form of backup withholding to the U.S. Internal Revenue Service in the amount of $11,704 for 2016 and $12,000 for 2017.

During 2018, the Partnership made distributions of $23,704 on behalf of the partners in the form of backup withholding to the U.S. Internal Revenue Service in the amount of $17,000 for 2018,

During 2018, the Partnership made distributions of $23,704 to the partners in the form of profit distributions in the amount of $219,363 for 2017.

b) Allocations of Profits and Losses

The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner=s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner=s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners; increasing to 40% of the profits above an 18% annualized return to the Limited Partners.

NOTE 6 - MANAGEMENT FEES - RELATED PARTY

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $155,221 and $142,731 for the years ended December 31, 2018 and 2017, respectively.

UC ASSET, LP

NOTES TO FINANCIAL STATEMENTS

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED PORTFOLIO INVESTMENTS

December 31, 2018	Atlanta Landsight, LLC	UCF Development, LLC
Current assets	$6,025,775	$9,119
Noncurrent assets	$424,748	$816,482
Current liabilities	$6,307,066	$-
Noncurrent liabilities	$-	$-
Gross revenues	$1,780,833	$-
Gross profit	$53,596	$(8,302)
Loss from continuing operations	$(24,939)	$(8,302)
Net loss	$(24,939)	$(8,302)

December 31, 2017	Atlanta Landsight, LLC	UCF Development, LLC
Current assets	$6,109,035	$-
Noncurrent assets	$2,743	$816,482
Current liabilities	$6,176,702	$-
Noncurrent liabilities	$-	$-
Gross revenues	$2,589,863	$-
Gross profit	$65,450	$-
Income from continuing operations	$52,192	$-
Net income	$52,192	$-

Independent Auditors’ Report on Supplemental Information

To the Board of Directors and Partners

UC Asset, LP

Atlanta, Georgia

We have audited the financial statements of UC Asset, LP (the “Partnership”) at and for the years ended December 31, 2018 and 2017, and our report thereon dated April 26, 2019, which expressed an unqualified opinion on those financial statements, appears on page 1.

The summary of investments at December 31, 2018 and 2017 contained in the supplemental schedules has been subjected to audit procedures performed in conjunction with the audit of UC Asset LP’s financial statements. The summary of investments at December 31, 2018 and 2017 is supplemental information and is the responsibility of UC Asset LP’s management. Our audit procedures included determining whether the summary of investments reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the summary of investments. In our opinion, the summary of investments is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Daszkal Bolton LLP

Fort Lauderdale, Florida

April 26, 2019

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2018

	Company Name	Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$11,213,842	$(5,007,097)	$-	$1,031,875	$7,238,620
B	UCF Development ,LLC	Real Estate Development	904,905	(45,000)	-	129,213	989,118
C	Short-term loans with accrued interest	Various	200,000	(214,037)	14,037	-	-
	Balance at December 31, 2018		$12,318,747	$(5,266,134)	$14,037	$1,161,088	$8,227,738

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner=s estimate.

B - Comprised of a 100% membership interest. The carrying amount is based on the general partner=s estimate.

C - Comprised of two short-term unsecured loans, with monthly interest at 1%, repaid at maturity on March 2018.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2017

	Company Name	Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$9,546,860	$(3,903,605)	$-	$1,110,826	$6,754,081
B	UCF Development ,LLC	Real Estate Development	704,905	(45,000)	-	75,566	735,471
C	Short-term loans with accrued interest	Various	200,000	(166,176)	8,843	288	42,955
	Balance at December 31, 2017		$10,451,765	$(4,114,781)	$8,843	$1,186,680	$7,532,507

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner=s estimate.

B - Comprised of a 75% membership interest and a loan of approximately $35,600. The carrying amount is based on the general partner=s estimate.

C - Comprised of two short-term unsecured loans, with monthly interest at 1%, due March 2018.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

Item 8. Exhibits

Exhibit No.	Description
2.1	Certificate of Limited Partnership of UC Asset LP *
3.1	Limited Partnership Agreement, as amended and restated *
12.1	Atlanta Market Update: Winter 2019

* -  filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on October 17, 2019.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Gregory C. Bankston
Name: Gregory C. Bankston
Title: Managing Member

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gregory C. Bankston	Managing Member, UCF Asset LLC	October 17, 2019
Gregory C. Bankston

/s/ Xianghong Wu	Member of Majority Interest, UCF Asset LLC	October 17, 2019
Xianghong Wu